


02007952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A 9/4/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/00 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Computershare Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle
(No. and Street)

Chicago (City) IL (State) 60602. (Zip Code)

SEC MAIL RECEIVED AUG 30 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerry Mullins — 312 588 4991 x 4703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers.
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Computershare Securities Corp, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JAYNE E SCHWARTZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/05

Jayne E. Schwartz
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Computershare Securities Corporation

Table of Contents



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors of
Computershare Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, and cash flows presents fairly, in all material respects, the financial position of Computershare Securities Corporation (the "Company"), a wholly owned subsidiary of Computershare Investor Services, LLC (the "Parent") at June 30, 2002, and the results of its operations and its cash flows for the period November 17, 2000 ("Inception") through June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 1, 2002

Computershare Securities Corporation

Statement of Financial Condition
June 30, 2002

ASSETS		
Cash	$	80,181
Deferred tax asset		2,973
	$	83,154
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliates	$	13,752
		13,752
Commitments and Contingencies (Note 6)		-
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, No shares issued or outstanding		-
Paid-in capital		73,998
Accumulated deficit		(4,596)
		69,402
	$	83,154

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation

Statement of Operations
For the Period November 17, 2000 (Inception) through June 30, 2002

Revenue:	
Commissions	$ 3,734,169
Interest income	6,663
	3,740,832
Expenses:	
Management fees for services provided by the Parent	3,734,169
Audit fees	12,000
Other expenses	2,232
Total expenses	3,748,401
Net loss before income tax benefit	(7,569)
Income tax benefit	(2,973)
Net loss	$ (4,596)

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation

Statement of Stockholder's Equity
For the Period November 17, 2000 (Inception) through June 30, 2002

	Paid-in Capital	Accumulated Deficit	Total
Balance, May 23, 2001 (Inception)	$ -	$ -	$ -
Capital contribution from Parent	319,845	-	319,845
Return of capital to Parent	(245,847)	-	(245,847)
Net loss	-	(4,596)	(4,596)
Balance, June 30, 2002	$ 73,998	$ (4,596)	$ 69,402

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation

Statement of Cash Flows
For the Period November 17, 2000 (Inception) through June 30, 2002

Cash flows from operating activities:	
Net loss	$ (4,596)
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Payable to affiliates	13,752
Deferred tax asset	(2,973)
Net cash provided by operating activities	6,183
Cash flows from financing activities:	
Capital contribution from Parent	319,845
Return of capital to Parent	(245,847)
Net cash provided by financing activities	73,998
Net increase in cash	80,181
Cash, beginning of period	-
Cash, end of period	$ 80,181

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation

Notes to Financial Statements

1. General

On November 17, 2000, Computershare Securities Corporation (the "Company") was incorporated under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Computershare Investor Services, LLC (the "Parent"). The Parent is a wholly owned subsidiary of Computershare, Inc., who is an indirectly wholly owned subsidiary of Computershare Limited. The Company serves as a broker/dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions

Commission revenue and expense is recognized on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has a tax-sharing agreement with Computershare Investor Services, LLC, an affiliated company, and is included in the consolidated federal income tax return filed by this affiliate. The Company files separate state income tax returns.

The Company has recorded its share of income taxes under terms of the tax-sharing agreement, which, in general, provides that the Company computes its current and deferred income tax provisions, assets and liabilities on a stand-alone basis.

3. Related Parties

As the registered broker/dealer servicing transactions related to the Company's affiliates' purchases and sales of securities for employee stock purchase and other plans, the Company has entered into a clearing agreement with its clearing broker. The Parent coordinates, expedites, and disburses the related commissions on behalf of the Company. The Parent then charges the Company a management fee equal to the costs of these services. For the period November 17, 2000 through June 30, 2002, management fees recognized for services provided by the Parent were $3,374,169.

Commission revenue of $3,734,169 was recognized from the affiliated companies during the period November 17, 2000 through June 30, 2002.

4. Income Taxes

The income tax benefit for the period ended June 30, 2002 was $2,973. The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had computed net capital of $64,825, which was $59,825 in excess of its required net capital of $5,000. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2001 was approximately 21%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

6. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2002.

SUPPLEMENTARY INFORMATION

Computershare Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2002

NET CAPITAL

Total stockholder's equity	$	69,402
Deductions:		
Nonallowable assets		(2,973)
Haircuts on securities, 2% money market reserve		(1,604)
Net capital	$	64,825

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	59,825

There were no material differences between this computation of net capital and the corresponding computation prepared by Computershare Securities Corporation and included in its unaudited Part II Focus Report filing.

Computershare Securities Corporation

Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3
As of June 30, 2002

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(1) of the rule, as the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants
on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Management
Computershare Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Computershare Securities Corporation (the "Company") for the period November 17, 2000 (Inception) through June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11; and

2 Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

PRICEWATERHOUSECOOPERS

assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 1, 2002

Computershare Securities Corporation

Financial Statements and Supplementary Information

For the Period November 17, 2000 (Inception) through June 30, 2002